SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF A FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
May 11, 2007

ASML Holding N.V.
De Run 6501
5504 DR Veldhoven
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If ''Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE FOLLOWING REGISTRATION STATEMENTS OF ASML HOLDING N.V.: REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13332), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-105600), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-109154), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-116337), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-126340), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-136362), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-141125), AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-142254).

Exhibits
99.1	Summary of Articles of Association

SIGNATURES
Exhibit 99.1

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)
Date: May 11, 2007	By:	/s/ Peter T.F.M. Wennink
Peter T.F.M. Wennink
Executive Vice President and Chief Financial Officer

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